UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form 10-D

                       [  ] Form N-SAR   [  ] N-CSR

For Period Ended:  July 31, 2018

[  ]

Transition Report on Form 10-K

[  ]

Transition Report on Form 20-F

[  ]

Transition Report on Form 11-K

[  ]

Transition Report on Form 10-Q

[  ]

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rise Gold Corp.

Full Name of Registrant

Former Name if Applicable

Suite 650, 669 Howe Street

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia V6C 0B4

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant is unable to complete its annual report on Form 10-K for the period ended July 31, 2018 within the prescribed time period because the EDGAR and XBRL conversion process has taken longer than expected; therefore, we expect the filing to be submitted on the due date but after the filing deadline.

PART IV — OTHER INFORMATION

1.

Name and telephone number of person to contact in regard to this notification:

Vince Boon

(778)

725-1484

(Name)

(Area Code)

(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X] Yes               [  ] No

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes               [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our operating results for the years ended July 31, 2018 and 2017 are summarized as follows:

	For the year ended July 31, 2018	For the year ended July 31, 2017
Bad debt expenses	$-	$-
Consulting	78,500	505,842
Depreciation	2,306	-
Directors fees	99,571	17,288
Filing and regulatory	87,395	53,661
Foreign exchange	(14,749)	6,931
Gain on settlement of payables	(37,068)	(12,355)
General and administrative	287,052	152,920
Mineral exploration	2,057,877	375,980
Interest expense	2,602	-
Professional fees	562,694	273,738

Promotion and shareholder communication	443,696	983,851
Property investigation costs	-	55,253
Salaries	350,627	104,751
Share-based payments	673,360	1,010,064
Settlement payment	-	100,000
Write-off of mineral properties	-	563,031
Net loss	4,593,863	4,190,955

Our operating expenses increased during the year ended July 31, 2018 compared to the prior year primarily as a result of increased costs as a result of increased activities by our company. These include salaries, filing and regulatory, general and administrative, professional fees, driven by the need for expenses related to planning and researching our mineral properties, and activity involved in raising funds in the recent private placements.

As a result of the increased activity, significant expenses during the year ended July 31, 2018 include:

•         Increase in mineral exploration costs to $2,057,877 (2017 - $375,980) related to exploration work on the I-M Mine Property during the year;

•         Decrease in share-based payments to $673,360 (2017 - $1,010,064) for the grant of options pursuant to our stock option plan to incentivize management and certain consultants;

•         Increase in professional fees to $562,694 (2017 - $273,738) related to various legal and regulatory items pertaining to operating in Canada and the United States; and

•         Decrease in promotion and shareholder communication to $443,696 (2017 - $983,851) as there were fewer activities compared to the previous year.

•         No write-off on mineral properties for the year ended 2018 (2017 - $563,031).

_____________________________________________________________________________________

Rise Gold Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

October 29, 2018

By:

/s/ Vince Boon

Vince Boon

Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).